Contact

dferguson@anteeltequila.com

www.linkedin.com/in/teeqlife
(LinkedIn)
www.anteeltequila.com/
(Company)
www.teeqlife.com/ (Company)

Top Skills

Consulting
Digital Marketing
Business Development

Donald Ferguson

Co-Founder & CEO at Anteel Tequila & Teeqlife Marketing
Atlanta Metropolitan Area

Summary

Founder and CEO of Teeq Spirits, Inc / Anteel Tequila, Teeqlife & Curious Inception Business Consulting.

Anteel Tequila has won 117 awards and accolades, making it one of the most awarded tequilas since 2019.

Anteel Tequila has been featured in Forbes, Essence, Tasting Panel, and Crain's Business as well as tv shows The Kelly Clarkson Show, Cheddar News, Married To Medicine (Bravo), Hustle, Sizzle, and Smoke (Aspire) and Fox Soul.

Anteel Tequilla has five expressions in its portfolio with two distinct lines; Traditional and Infused / Flavored.

Traditional
Anteel Blanco Tequila
Anteel Reposado Tequila (aged 8 months in charred Tennessee whiskey barrels).
Anteel Anejo (aged 15-17 months in toasted/charred Tennessee whiskey barrels).

Flavored/Infused
Anteel Coconut Lime Blanco
Anteel Blood Orange Blanco

Co-Founder and Vice President of Curious Inception, a marketing, branding and consulting company with an emphasis on assisting clients beginning their dream of owning their own company. Curious Inception provides the beginning blueprint for startup companies providing over 30 years of combined business knowledge to set our clients up for success.

Specialties: #socialmarketing #tequila #entrepreneur #blog #blogger #vlogger #youtube #livinglife

Experience

Anteel Tequila
Co-Founder & CEO
February 2017 - Present (7 years 9 months)

Teeqlife
Chief Executive Officer
May 2017 - Present (7 years 6 months)
Greater Detroit Area

Education

university of life